May 22, 2009
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 3720
Washington, D.C. 20549
Re:	G&K Services, Inc.
Form 10-K for the fiscal year ended June 28, 2008
Filed August 28, 2008 and
Forms 10-Q for the quarters ended September 27, 2008, December 27, 2008 and March 28, 2009
Filed October 31, 2008, January 31, 2009, and May 1, 2009, respectively
File No. 000-4063
Dear Mr. Spirgel,
With reference to the above-captioned filings, we are in receipt of the staff's May 8, 2009 letter.
G&K Services, Inc. is in the process of completing its response to the staff's letter and will file its response no later than June 5, 2009.
* * * * * *
In connection with responding to your comments, G&K Services, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything in the meantime, please do not hesitate to contact Jeff Wright, Executive Vice President and Chief Financial Officer, or Tom Dietz, Vice President, Controller and Principal Accounting Officer, at 952.912.5500.

Sincerely,
/s/ Jeffrey L. Wright
Jeffrey L. Wright
Executive Vice President and Chief Financial Officer

/s/ Thomas J. Dietz
Thomas J. Dietz
Vice President, Controller and Principal Accounting Officer

c:	Douglas A. Milroy Chief Executive Officer

Audit Committee of the Board of Directors